[MFLEX letterhead]

Via Edgarlink and Overnight Delivery

April 16, 2009

Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4561

Washington, D.C. 20549

Re:	Multi-Fineline Electronix, Inc.
Form 10-K for the fiscal year ended September 30, 2008
Filed December 9, 2008
Form 10-Q for the quarterly period ended December 31, 2008
Filed February 9, 2009
File No. 000-50812

Dear Mr. Krikorian:

This letter is being filed by Multi-Fineline Electronix, Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated March 19, 2009 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “Annual Report”), proxy statement filed on January 21, 2009, certain portions of which are incorporated by reference into the Annual Report (the “Proxy”) and quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2008 (the “Quarterly Report”).

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience. Capitalized terms used but not defined herein shall have the meanings assigned in the Annual Report, Proxy or Quarterly Report as applicable.

Form 10-K for the year ended September 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

1.	We note your response to prior comment No. 3, however, we continue to believe that you should include disclosures to quantify and analyze these key indicators on an aggregate basis. You should also be disclosing why the “fourth customer” revenues have decreased sharply and whether this customer relationship has effectively ended. In addition, the reasons for the decline in the industrial sector should be discussed in reasonable detail and this discussion should indicate whether this trend will continue. We refer you to SEC Release 33-8350, Sections III.B.1 and 3.

Response: The Company does not believe that unit volume shipments, average selling prices, utilization or manufacturing yields, on either an individual or aggregate basis, are key indicators of the Company’s performance. Accordingly, quantifying and analyzing such indicators would not be meaningful to investors and such disclosure may in certain cases confuse investors. The Company’s performance in any given period is highly dependent on its ability to secure individual product orders with pricing and targeted yields that will permit the Company to make a profit. The Company’s margins and profitability are not directly linked to pricing, volume, yields or utilization trends; rather, the Company’s performance is based on its ability to perform against its targets and quotas with respect to the various programs. Higher volumes, prices and yields for the Company’s programs are not necessarily indications of improved margins or profitability. In fact, some lower-priced programs have higher margins while other higher-priced programs have lower margins. Further, the Company’s programs are subject to constant fluctuations based on external factors over which the Company has little or no control such as the Company’s customers placing orders on a purchase order basis and modifying or terminating orders with little or no notice. Due to these fluctuations, factors such as volumes, capacity utilization and yields are also subject to significant fluctuations. Because factors such as pricing, volumes and yields are not necessarily indicative of the Company’s performance and fluctuate widely from quarter to quarter, the Company believes that further quantifying and analyzing such factors will not provide meaningful disclosure for investors. Such analysis and quantification may in fact confuse investors as certain factors, such as an increase in average selling price, which investors may expect indicate improved performance, are not actually indicative of the Company’s performance.

As disclosed on page 36 of the Annual Report under the captions “Net Sales,” the decrease in sales to the Company’s fourth largest customer was due to price and volume reductions to such customer and softer demand from that customer, who publicly reported reduced sales during this period. Additionally, as a result of the Company’s customer diversification efforts, the Company improved its customer mix and significantly improved sales to other customers. The Company’s fourth largest customer remains a significant customer and sales to this customer were 11% of the Company’s net sales for Fiscal 2008. The Company respectfully believes that its disclosure is sufficient to apprise investors of all material information regarding trends involving this customer.

The Company did not discuss the reasons for the decline in its sales to the industrial sector because the Company does not believe sales to this sector are material to the Company’s results of operations as a whole. Sales to the industrial sector represented 3.5% or less of the Company’s total sales for its last six fiscal quarters. To the extent that the Company’s sales to the industrial sector or any other sector are material to the Company’s results of operations in the future, the Company will discuss trends with respect to such sector in reasonable detail as requested.

Liquidity and Capital Resources, page 37

2.	We note your response to prior comment no. 7 and have the following comment. Please clarify the reasons or cause of the improved payment terms. For example, the mix of products being sold by sector appears to have changed and the amount sold to each customer seems to have changed. Did these events affect your collection results since the products and customers have different payment terms? That is, indicate whether a new policy or whether a change in mix of products purchased by each customer caused the improvement.

Response: During Fiscal 2008 the Company did not change its collection policy. The improvement in day’s sales outstanding was primarily attributable to improved collection efforts and a change in customer mix. Further, the Company acknowledges the Staff’s comment and respectfully believes that its discussion of customer payment terms in general and the impact that improved customer payment terms have had on its accounts receivable balance provides sufficient disclosure for investors to have a meaningful understanding of the changes in the Company’s principal components of operating cash flows for Fiscal 2008 (see page 38 of the Annual Report) and that additional disclosure of specific payment terms will not improve investors’ understanding of the Company’s financial condition and will cause the Company substantial competitive harm.

The Company Believes that Customer Payment Terms Are Not Material In the Present Circumstances. The Company has a strong balance sheet and generates significant cash. For example:

•	The Company generated net cash from operations of $82.3 million during the fiscal year ended September 30, 2008.

•	The Company reported cash and cash equivalents of $62.1 million and $71.5 million at September 30, 2008 and December 31, 2008, respectively.

•	The Company has availability of approximately $80 million on outstanding credit lines.

Given that the Company has sufficient cash on hand or available to cover its needs at any particular time, the marginal improvement in payment terms from its customers is not material to investors and will not improve their understanding of the Company’s financial condition.

The Company Believes that Disclosure of Specific Payment Terms In the Present Circumstances Will Cause Substantial Competitive Harm. Disclosure of specific customer payment terms would provide the Company’s competitors with material information that would assist them in providing more competitive quotes to the Company’s customers, thus, causing substantial competitive harm.

Thus, given the strength of the Company’s balance sheet, the immateriality of the Company’s customer payment terms and the significant competitive harm the Company will suffer if it is required to disclose this information, the Company respectfully believes that disclosure of specific payment terms is not warranted.

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 8. Segments, page 61

3.	We note from your disclosures on page 34 that you present net sales for the wireless sector, consumer products sector and industrial sector. Clarify how you have evaluated paragraphs 10 through 15 of SFAS 131 when determining that these sectors do not represent separate operating segments. Clarify what information is reviewed by your chief operating decision maker to allocate resources and access performance of these sectors.

Response: The Company has evaluated the pertinent sections of SFAS 131 and SEC Release No. 33-7620 in identifying its reportable operating segments and believes that it is comprised of a single operating segment: flexible printed circuit and value added component assembly solutions provider to the electronics industry. Within this single operating segment, the Company manufactures numerous discrete parts which are incorporated into various different applications (i.e., end uses or products) by the Company’s various customers. A market sector is only identified with respect to such end use or product. All parts are manufactured by the Company using the same resources, including equipment, personnel and facilities. Each part/program has its own separate (i) unit volume, (ii) price, (iii) targeted yield and (iv) actual yield, which are unrelated to a particular market sector. The volume, pricing and yields with respect to each part/program are also subject to wide fluctuation on a regular basis depending on timing of orders received, plant manufacturing and scheduling considerations, and are customer driven. While the Company discloses revenue information with respect to the market sectors in which its customers operate, the Company does not maintain discrete performance financial data with respect to market sectors and it is not practical for the Company to do so given its production methodology. The Company’s discussion of market sectors relates to the markets into which the Company’s customers sell their products, which include the Company’s parts. They do not represent segments by which the Company allocates resources or measures its performance.

The Company evaluated paragraphs 10 through 15 of SFAS 131 in concluding that the market sectors do not represent separate operating segments. Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise that “(a) engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (the “CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.” The Company’s single operating segment, flexible printed circuit and value added component assembly solutions provider to the electronics industry, represents the Company’s sole business activity from which it earns revenues and incurs expenses. Further, the Company’s CODM reviews the operating results of this single operating segment in making decisions about allocating the Company’s resources and assessing its performance. In addition, the Company considered paragraphs 14 and 15 of SFAS 131, and noted that the Company’s management structure is not aligned from a market sector perspective. Finally, the Company does not maintain discrete financial information on the basis of market sector nor is it practical for the Company to do so.

The Company’s CODM, Reza Meshgin, its Chief Executive Officer, reviews financial information presented on a consolidated basis for the Company’s single operating segment as well as information about revenues and gross margins, as available, by program for the purposes of understanding overall production effectiveness. Aspects of part/program and customer profitability from an operational perspective, irrespective of market sector, is considered within the context of the overall strategic direction of the Company and understanding the necessary investments in infrastructure that may be required to penetrate new customers and high volume programs.

Form 10-Q for the quarterly period ended December 31, 2008

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 8. Segments Information, page 12

4.	Please clarify the nature of the increase in net sales within your Singapore geographic segment. In this respect, tell us whether these sales were made to one of your four largest customers. Describe whether any these sales relate to the acquisition of Pelikon Limited.

Response: The sales attributable to our Singapore operation were related to one of the Company’s largest customers. These sales did not represent an incremental increase in the Company’s sales, but reflected the transfer of customer purchase orders from the Company’s U.S. operations to its Singapore operations, effective October 1, 2008, as part of a business reorganization activity designed to better align these activities with the Company’s international operations. None of these sales occurred as a result of the acquisition of Pelikon Limited.

Executive Compensation, Page 20

Incorporated by Reference from Definitive Proxy Statement filed on January 21, 2009

Compensation Programs Objectives and Philosophy, page 20

5.	You indicate in your response to prior comment 11 that your compensation committee analyzes the competitive data of your peer group “on a qualitative not quantitative basis.” In your response letter, please describe the qualitative analysis conducted by your compensation committee and explain how it differs from a quantitative analysis. Also, you indicate in your response that based on its qualitative analysis of peer company data, your compensation committee sets executive compensation “within a range that it determines is competitive.” If your compensation committee uses a range derived from peer group data, even in part, in determining awards under any element of your executive compensation, you should discuss that range in your disclosure regarding that element. If the compensation committee evaluates overall executive compensation against a range derived from peer group data, you should disclose that range as well. Please confirm that you will provide this information in future filings.

Response: In determining executive compensation, the Company’s compensation committee (the “Committee”) considers peer company data from 12 companies in a cross-industry sub-set of technology industry companies, which are listed on page 21 of the Proxy (the “Peer Group”), to understand compensation practices of its competitors and to ensure that the total compensation packages offered by the Company are competitive with the Peer Group. The Company describes this process as qualitative rather than quantitative because the Peer Group data is only one of several factors considered by the Committee in determining executive compensation. Additionally, while the Committee considers Peer Group data and tries to set compensation within the parameters generally established by the Peer Group, the Committee does not set a specific percentile for total compensation or individual elements of compensation. Generally, the Committee considers a range for total compensation that is approximately centered around the mid-point of the Peer Group, with the potential for higher than average compensation when the Company performs well. Each individual’s compensation is then set within that range based on a variety of factors such as experience, performance, expertise, level of responsibility and tenure with the Company. In the past compensation paid to the Company’s executives has been below the compensation being paid to executives in comparable positions at other companies within the Peer Group with respect to both individual elements of compensation and total compensation. The Company has increased compensation for its executive officers over the last couple years in order to bring their compensation in line with the market, again without using a specific formula or percentile derived from or related to the Peer Group. The Company will describe this process in further detail in future filings. Specifically, to the extent consistent with the process followed by the Committee, the Company will include the following disclosure in future filings where executive compensation disclosure is included:

The compensation committee reviews compensation data from its Peer Group in order to generally understand the compensation practices of its competitors and to ensure that the total compensation packages offered by the Company are competitive with the Peer Group. The compensation committee considers the Peer Group data as well as several other factors such as individual and Company performance, the individual executive’s past and expected contributions to the Company; changes in the individual executive’s roles and responsibilities; and long-term value of such individual to the Company in determining compensation. Generally, the compensation committee considers a range for total compensation that is approximately centered around the mid-point of the Peer Group, with the potential for higher than average compensation when the Company performs well. Each individual’s compensation is then set within that range based on a variety of factors such as experience, performance, expertise, level of responsibility and tenure with the Company. However, the compensation committee does not set a specific percentile for total compensation or individual elements of compensation. In the past, the compensation offered to the Company’s executives has been below the compensation for individuals in comparable positions at other companies in the Peer Group with respect to both individual elements of compensation and total compensation. The Company has increased compensation for its executive officers over the last couple years to bring their compensation up to market.

Base Salary, page 10

6.	We note your response to prior comment 12. We are unable to concur with your conclusion that your current disclosure provides all material information necessary for an understanding of how your compensation committee determines base salaries and equity grants for your named executive officers. Your disclosure should explain and place in context each of the specific factors considered when approving particular pieces of each named executive officers’ compensation package and analyze the reasons why the company believes the amounts paid are appropriate in light of those factors. Accordingly, your executive compensation disclosure should be expanded to provide specific information as to the factors that your compensation committee considered in awarding salary increases and equity grants to its named executive officers. For example, instead of noting that the compensation committee took into account an individual’s level of responsibility and performance, you should disclose examples of the specific responsibilities and accomplishments of each named executive officer that were considered by the compensation committee in determining the salary increase and equity grant awarded to that officer. Please confirm that you will provide appropriate disclosure in future filings.

Response: The Company will provide appropriate disclosure in accordance with the Staff’s comment in future filings.

Bonuses, page 23

7.	We note your response to our prior comment 13. Please provide additional detail regarding why you believe disclosure of a past year’s performance targets would cause competitive harm. In particular, explain in detail how a competitor could use financial targets that were applicable to an historical period to their competitive advantage and to your commercial harm. For example, please explain how disclosure of revenue targets, as compared to disclosure of actual revenue in your year-end financial statements, gives competitors insights into the key terms and elements of your business strategies, plans and targets.

Response: The Company respectfully continues to believe that the benefits investors may realize by disclosure of prior year financial targets is substantially outweighed by the competitive harm that the Company will suffer due to use of such information by the Company’s customers to require the Company to reduce prices. Such a reduction in prices will invariably harm the Company’s results of operations and, thus, its investors.

Standard for Confidential Treatment

Pursuant to Instruction 4, the standard to use when determining whether disclosure would cause competitive harm is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. Rules 406 and 24b-2 provide that the Commission can grant confidential treatment if it determines that such treatment is justified under Section 552 of the Freedom of Information Act, 5 U.S.C. § 552. Subsection (b)(4) of Section 552 (“Exemption 4”) authorizes the Commission to exempt from public disclosure “trade secrets and commercial or financial information obtained from a person and privileged or confidential.”

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Commercial or Financial Information. The terms “commercial” or “financial” in Exemption 4 “should be given their ordinary meanings.” See Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983). Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See American Airlines Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978). Examples of commercial or financial information include, among other things, pricing arrangements, business sales statistics, customer and supplier lists, information on financial conditions and other commercial details.

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Obtained from a Person. The definition of the term “person” includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust. See Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F.Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. § 551(2)).

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Privileged or Confidential. Confidential commercial or financial information is information that if disclosed would cause substantial harm to the competitive position of a person. National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974) and National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 677-78 (D.C. Cir. 1978); Public Citizen, 704 F.2d 1280, 1291. To satisfy the second prong of this test, evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality. CAN Fin. Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987); Public Citizen, 704 F.2d at 1291; Allnet Communication Services, Inc. v. Federal Communications Commission, 800 F. Supp 984, 988 (D.D.C. 1992). Many courts have found a likelihood of substantial competitive injury to be present when considering whether or not to require public disclosure of specific contractual terms, including pricing information. See, e.g., Braintree Electric Light Department v. Department of Energy, 494 F. Supp. 287, 290 (D.D.C. 1980) (holding that disclosure of pricing information that might allow the disclosers’ customers to the negotiate prices down or go to another supplier, “would certainly cause substantial harm to [the company’s] competitive position”).

Substantial Competitive Harm from Customer Pressure

The Company is subject to significant downward pricing and margin pressure from its customers. The Company’s customers monitor its performance closely in order to find leverage points to negotiate lower prices. The Company is particularly susceptible to this pressure since it has four customers that accounted for 96% of its total sales for Fiscal 2008. If the Company is required disclose the revenue, profit after tax and return on equity targets on which its bonuses are based, the Company’s customers would have additional insight into the Company’s performance and margins as well as details regarding how the Company performed in comparison to its expectations that could be used to attempt to negotiate lower prices. For example, if the Company exceeded expectations for a particular period a customer could try to argue that since the Company’s performance was better than anticipated the Company should lower prices, which would result in its performance being in line with its expectations. The risk of harm is intensified by the fact that the Company’s performance often fluctuates from period to period due to various external factors over which the Company has little or no control such as the Company’s customers placing orders on a purchase order basis and modifying or terminating orders with little or no notice. Thus, the Company’s strong performance over a particular period is not necessarily an indication of future performance and the Company will suffer substantial harm if it is required to lower prices because it exceeded targets for a particular period.

Accordingly, requiring the Company to disclose this additional information would cause the Company substantial competitive harm. However, the Company will include a discussion of how difficult it is for the executives’ and the Company to achieve such performance targets in future filings.

In addition, and per the Staff’s request, the Company hereby acknowledges that:

☐	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

☐	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Reza Meshgin, at (714) 688-5234 or by fax at (714) 238-1487 with a copy to Tom Liguori at (714) 688-5230 or by fax at (714) 688-5230.

Thank you for your assistance in this matter.

Sincerely,

Multi-Fineline Electronix, Inc.

/s/ Reza Meshgin
Reza Meshgin, Chief Executive Officer